Dear Fellow Shareholder:

On behalf of the Board of Directors, I am pleased to report on the significant progress Taseko has made this past year in preparation for the upcoming Annual General Meeting to be held on March 28, 2008. Attached is a copy of the proxy materials, providing information regarding the business to be covered at the meeting, a description of the Company, its Directors and other related matters. If you have any questions about the proxy materials, please contact our Investor Services department at 604-684-6365 or toll-free at 1-800-667-2114.

Continued Success

This year was outstanding for Taseko in terms of financial results and operational performance as well as in our ability to move forward quickly with our Gibraltar expansion and modernization plan. Looking ahead, we see the efforts of the organization over the past year setting the foundation for continued success in the years to come.

Strong Financial Results

In fiscal 2007, Taseko achieved record revenues of $218 million, a 35 percent increase over 2006 revenues of $162 million. Operating profit was up 93 percent and cash flow from operations increased 55 percent. After-tax earnings for the year improved 47 percent to $48 million, compared to $33 million in 2006. At fiscal year-end, our share price closed at $5.20 on the TSX, an increase of 115 percent for the year, which surpasses last year's gain of 83 percent. Taseko has now posted two consecutive years of substantial growth and strong financial results, an impressive record.

A Focused Long-Term Strategy

Over the past two years, we have set in motion our plan for developing Taseko into a leading British Columbia-based mining company. An essential element of our strategy is Gibraltar, our core asset and the foundation for launching future growth initiatives.

We realized some time ago that to make Gibraltar a more efficient and productive mining operation, we needed to reduce costs, increase production and extend the mine life. In the past, Gibraltar was affected by the cyclical nature of the commodities market and the mine's operation was dependent on high metal prices. We have developed a focused long-term strategy to address this situation. We began by examining effective cost-containment approaches, and then devised a detailed plan that would include a major mine expansion and an aggressive drilling program for the Gibraltar deposits.

On Budget and On Schedule

I am pleased to report that we are accomplishing our objectives at Gibraltar. The expansion project is scheduled for completion in 2008 – on budget and on schedule – and Gibraltar's mine life has increased to 19 years. We have accomplished a great deal in a short amount of time, for which I give full credit to our dedicated staff and to the engineering and construction companies we have retained. It is because of their concerted

teamwork that we will meet our goals of creating a modern, low-cost, long-life mine at Gibraltar.

Yet what is truly remarkable is that while we have been working to expand the mine, we have also been steadily improving our production output and lowering our production costs. In each fiscal quarter of 2007, copper production has consistently increased, from 10.6 million pounds in the first quarter to 16.8 million pounds in the last quarter. As our production numbers rose, our copper production costs decreased, from US$1.19 per pound in the first quarter to US$0.82 in the last quarter. These numbers illustrate that we are heading in the right direction and the initiatives we began two years ago are beginning to pay off.

Continued Growth
With Gibraltar as our foundation, we believe Prosperity, Harmony and Aley will be our building blocks. These projects, which are all wholly owned by Taseko, will be crucial to our Company's continued growth and show the greatest potential for generating long-term shareholder wealth.

In particular, we see Prosperity as our most promising project. In late 2007, we announced the results of a feasibility study confirming that the project is technically and economically feasible. The deposit has proven and probable reserves of 487 million tonnes and is one of the largest undeveloped gold-copper deposits in Canada. We have promoted open communications with First Nations and all stakeholders involved, and have moved the project forward to the environmental assessment stage. Prosperity, when developed, will add dramatically to the value of our Company and contribute significantly to the provincial economy, and especially to that of the Cariboo-Chilcotin region, which has been hit hard by challenges in the forest industry, particularly the mountain pine beetle infestation. I believe that we have the expertise and experience to build this mine and we look forward to working with both the federal and provincial governments as well as regional and local communities to see that achieved.

Upside Potential
In addition to Prosperity, we will be advancing the Harmony and Aley projects. Harmony was considered a longer-term prospect in the past, but a recent land use decision has designated the project area as a mineral development zone. With that added degree of certainty from the provincial government regarding land use in the Queen Charlotte Islands Haida Gwaii, we believe the time is right to advance this gold project.

The Aley project, located in northern BC, was added to our portfolio in 2007. Aley hosts a niobium deposit; niobium is used to make high strength steels and has many other technological and industrial applications. The metal currently sells for about $30 per kilogram and the market is growing at five to eight percent annually. We believe Aley hosts one of the world's largest niobium deposits outside of Brazil. As world supply is dominated by only three producers, there is significant upside potential to be realized.

Excellence in All Areas

Our success as a company is clearly reflected in our employees' commitment to excellence in all areas. This commitment extends to our relationships with our Board of Directors, investors, employees, suppliers and the local communities where we work, and it is reflected by how we conduct our activities.

Safety is an important priority at Taseko and we work hard to ensure that a culture of safety permeates the workplace. This principle includes our environmental policies and we remain vigilant at protecting our surroundings.

An organization is only as good as its people, and at Taseko we are fortunate to have talented employees and a Board of Directors that continues to guide the Company toward long-term success. I would like to thank everyone in the Company for their extraordinary efforts over the past year, and also to acknowledge our shareholders, stakeholders and local communities for their willingness to work with us as we continue to build Taseko into a leading mid-tier mining company.

/s/ R. Hallbauer

Russell E. Hallbauer
President and Chief Executive Officer